Exhibit 99.43

CANOPY GROWTH RESPONDS TO ONTARIO GOVERNMENTS ANNOUNCEMENT ON RETAIL CANNABIS FRAMEWORK

September 8, 2017

SMITHS FALLS, ON – Following the Ontario provincial government’s announcement of a framework for legal cannabis sales and use, Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX: WEED) would like to offer the following statements:

1 Hershey Dr. Smiths Falls, ON K7A 0A8 (855) 558 9333 x 122 invest@canopygrowth.com www.ocanopygrowth.com

•  We are supportive of this announcement and commend the Ontario government for its leadership, with the right policy objectives in mind including safe roads, a focus on education, public health, keeping cannabis out of the hands of youth and ensuring a strong regulated framework for the distribution of cannabis.

•  Including e-commerce is a key aspect of this announcement, particularly given the Province’s tiered retail storefront roll-out plan. We encourage the government to consider allowing existing licensed producers to continue their e-commerce sales if this can allow for a more cost-effective, expeditious, and varied sales model for Ontarians.

•  We commend the Province on its commitment to education, but caution that education includes not only public health education, but product education as well. It is imperative that adults who have chosen to visit a cannabis retail store have the information they need to make an informed decision about the brand, product, potency, and form they wish to consume. Plain packaging behind a counter would only lead to unfavourable and potentially unsafe consumer choices, while encouraging consumers to return to the illicit and unregulated market.

•  We are currently Canada’s largest producer, and are committed to expanding throughout the coming years to meet the demand this system will create, while ensuring our medical patients receive priority access to cannabis. Just this morning we announced that our Tweed Farms facility in Niagara-on-the-Lake will house a million square feet of greenhouse space – tripling the current size, which is already the largest legal cannabis greenhouse in the world. Our focus going forward will be to fill store shelves, and to do that we will continue to expand our footprint in Ontario, across the country, and around the world.

Here’s to Future Growth in Ontario.

Contact:

Jordan Sinclair

Director of Communications

Jordan@canopygrowth.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

About Tweed

Tweed is a globally recognized marijuana production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell marijuana, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As marijuana laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.